Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marina Biotech, Inc.

We consent to the use of our report with respect to the consolidated financial statements of Marina Biotech, Inc. included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated October 10, 2012 contains an explanatory paragraph that states that the Company has ceased substantially all day-to-day operations, including most research and development activities, has incurred recurring losses, has a working capital and accumulated deficit, and has had recurring negative cash flows from operations, that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington

January 28, 2013